VNG Limited

January 19, 2024

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Claire DeLabar

Robert S. Littlepage

Matthew Crispino

Joshua Shainess

Re:	VNG Ltd.

Registration Statement on Form F-1 (File No. 333-274170)

Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Securities Act”), VNG Limited (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s registration statement on Form F-1 (File No. 333-274170) and all exhibits and amendments thereto because the Company has determined not to conduct a registered offering at this time and intends to file a new registration statement in the future. The registration statement has not been declared effective by the Commission, and the Company confirms that no securities have been or will be issued or sold pursuant to the registration statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the registration statement but requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the registration statement be credited for future use.

Please direct any comments or questions regarding this filing to the Company’s legal counsel, Felipe Duque at +65 6671 6089 or Tina LeDinh at +84 28 6288 4948 of Allen & Overy LLP.

Respectfully submitted,

/s/ Le Hong Minh
Le Hong Minh
Chief Executive Officer VNG Limited

cc:	Tan Wei Ming (Raymond), VNG Limited

Felipe Duque, Allen & Overy LLP

Tina LeDinh, Allen & Overy LLP